UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer

Earnings Release
2Q21



Investor Relations

August 11, 2021

Earnings Release	August 11, 2021
Conference Call in English	August 12, 2021 12:00 p.m. (Brasília) 11:00 a.m. (NY) / 16:00 p.m. (UK) Webcast: click here Telephone: US: +1 (844) 204 8942 / +55 (11) 3181-8565 Code: Oi
Conference Call in Portuguese SIMULTANEOUS TRANSLATION	August 12, 2021 12:00 p.m. (Brasília) 11:00 a.m. (NY) / 16:00 p.m. (UK) Webcast: click here Telephone: +55 (11) 3181-8565 / +1 (844) 204 8942 Code: Oi

Consolidated Information and Results (Unaudited)

This report presents the operating and financial performance of Oi S.A. – under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") – and its subsidiaries for the second quarter of 2021.

HIGHLIGHTS OF BRAZILIAN OPERATIONS

OPERATIONAL EXECUTION CONTINUES UNABATED, RESIDENTIAL AND SME REVENUES BACK TO GROWTH, KEY PLAN MILESTONE ACHIEVED


FIBER
12.0 MM Total HPs
1.5 MM New HPs in 2Q21
2.8 MM Total HCs
366 K New HCs in 2Q21
24% Average take-up
REVENUE
+3.5% yoy increase of residential revenue
fiber revenues growing more than legacy decline
+2.6% qoq growth of SMEs revenues
+0.1% increase yoy. Fiber also supporting revenue growth in the segment
EBITDA
1.3 BN
-13% yoy and + 13% qoq
29.3% Margin
CASH
R$ 3.4 BN
+ R$ 394 million qoq
R$ 2.5 BN
disbursement of V-tal debenture
PLAN
Confirmation of BTG proposal for UPI Infra Co
R$ 2.0 BN Oi Mobile Bridge
R$ 4.5 BN Bond refinancing
V·tal
Brand launch
Anatel Arbitration Term Signature

Summary

Table 1 – Highlights

in R$ million or otherwise stated	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
Oi S.A. Consolidated								
Total Net Revenues	**4,389**	**4,544**	**4,453**	**-3.4%**	**-1.5%**	**8,842**	**9,292**	**-4.8%**
Routine EBITDA	**1,284**	**1,359**	**1,139**	**-5.5%**	**12.7%**	**2,423**	**2,891**	**-16.2%**
Routine EBITDA Margin [%]	29.3%	29.9%	25.6%	-0.6 p.p.	3.7p.p.	27.4%	31.1%	-3.7 p.p.
Net Income [Loss] attributable to owners of the Company	1,139	-3,409	-3,038	-133.4%	n.m.	-1,899	-9,689	n.m.
Net Debt	25,695	20,043	25,172	28.2%	2.1%	25,695	20,043	28.2%
Available Cash	3,421	6,073	3,027	-43.7%	13.0%	3,421	6,073	-43.7%
CAPEX	1,896	1,764	1,863	7.5%	1.8%	3,759	3,558	5.7%

in R$ million or otherwise stated	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
BRAZIL								
Total Net Revenues	**4,333**	**4,490**	**4,395**	**-3.5%**	**-1.4%**	**8,728**	**9,189**	**-5.0%**
Routine EBITDA	**1,271**	**1,464**	**1,128**	**-13.2%**	**12.6%**	**2,399**	**2,946**	**-18.6%**
Routine EBITDA Margin [%]	29.3%	32.6%	25.7%	-3.3 p.p.	3.7p.p.	27.5%	32.1%	-4.6 p.p.
CAPEX	1,883	1,751	1,859	7.6%	1.3%	3,742	3,531	6.0%
Routine EBITDA - CAPEX	-613	-286	-731	114.1%	-16.2%	-1,343	-586	129.4%

Net Revenues

Table 2 – Breakdown of Net Revenues

	Quarter					6 months			Weight %	
R$ million	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY	2Q21	2Q20
Consolidated Total Net Revenues	4,389	4,544	4,453	-3.4%	-1.5%	8,842	9,292	-4.8%	100%	100%
Brazil	4,333	4,490	4,395	-3.5%	-1.4%	8,728	9,189	-5.0%	98.7%	98.8%
New Oi	2,215	2,274	2,214	-2.6%	0.1%	4,429	4,665	-5.1%	50.5%	50.0%
Residential	1,308	1,264	1,311	3.5%	-0.2%	2,618	2,574	1.7%	29.8%	27.8%
B2B	882	987	880	-10.6%	0.2%	1,761	2,041	-13.7%	20.1%	21.7%
Other services	26	24	23	9.3%	11.8%	49	50	-2.1%	0.6%	0.5%
Discontinued Operations	2,118	2,216	2,181	-4.4%	-2.9%	4,299	4,524	-5.0%	48.3%	48.8%
International Operations	55	54	59	2.0%	-6.0%	114	103	10.6%	1.3%	1.2%
Revenue Generating Units (RGU) - ('000)	55,319	52,326	53,801	5.7%	2.8%	55,319	52,326	5.7%	100%	100%
New Oi	13,891	14,408	14,091	-3.6%	-1.4%	13,891	14,408	-3.6%	25.1%	27.5%
Residential	10,253	10,551	10,402	-2.8%	-1.4%	10,253	10,551	-2.8%	18.5%	20.2%
B2B	3,503	3,699	3,546	-5.3%	-1.2%	3,503	3,699	-5.3%	6.3%	7.1%
Public Telephones	136	158	144	-13.8%	-5.3%	136	158	-13.8%	0.2%	0.3%
Discontinued Operations	41,427	37,918	39,709	9.3%	4.3%	41,427	37,918	9.3%	74.9%	72.5%
Mobile	40,333	36,670	38,564	10.0%	4.6%	40,333	36,670	10.0%	72.9%	70.1%
DTH TV	1,094	1,248	1,146	-12.4%	-4.5%	1,094	1,248	-12.4%	2.0%	2.4%

Consolidated net revenues totaled R$ 4,389 million in 2Q21 (-1.5% q.o.q. and -3.4% y.o.y.).

Net revenues from Brazilian operations ("Brazil") stood at R$ 4,333 million (-1.4% q.o.q. and -3.5% y.o.y.). Net revenue from international operations (Africa and East Timor) totaled R$ 55 million, down 6.0% from 1Q21 and up 2.0% from 2Q20.

Total net revenues from continued operations in Brazil amounted to R$ 2,215 million in 2Q21 (-2.6% y.o.y. and in line with the previous quarter). Results from the Residential segment were in line in the sequential comparison and increased 3.5% from 2Q20, anchored by the strong growth rate of Fibra, reflecting Nova Oi's focus in this segment, replacing legacy copper services. The B2B segment also had stable revenues compared to 1Q21, but recorded a 10.6% decline over 2Q20, mainly due to the negative scenario brought by the COVID-19 pandemic, which continued to have a strong impact on the economy and companies in general.

Residential

Table 3 – Net Revenues and RGUs of the Residential segment (Continued Operations)

	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
Residential								
Net Revenues (R$ million)	1,308	1,264	1,311	3.5%	-0.2%	2,618	2,574	1.7%
Fiber	654	255	560	156.3%	16.8%	1,215	449	170.4%
Copper	653	1,008	750	-35.2%	-12.9%	1,404	2,125	-33.9%
Copper Voice	448	644	509	-30.5%	-12.0%	957	1,353	-29.2%
Copper Broadband	205	364	241	-43.6%	-14.8%	446	772	-42.2%
Revenue Generating Units (RGU) - ('000)	10,253	10,551	10,402	-2.8%	-1.4%	10,253	10,551	-2.8%
Fiber	5,345	2,411	4,663	121.7%	14.6%	5,345	2,411	121.7%
Fixed Broadband	2,638	1,194	2,299	121.0%	14.7%	2,638	1,194	121.0%
Fixed Line in Service	2,615	1,146	2,272	128.2%	15.1%	2,615	1,146	128.2%
IPTV	93	72	92	28.9%	1.1%	93	72	28.9%
Copper	4,908	8,140	5,739	-39.7%	-14.5%	4,908	8,140	-39.7%
Fixed Line in Service	3,302	5,364	3,870	-38.4%	-14.7%	3,302	5,364	-38.4%
Fixed Broadband	1,605	2,776	1,869	-42.2%	-14.1%	1,605	2,776	-42.2%
FTTH - Homes Connected (HC's)	2,677	1,236	2,339	116.6%	14.4%	2,677	1,236	116.6%

Net revenues from continued operations in the Residential segment totaled R$ 1,308 million in 2Q21. In the annual comparison, the Company recorded a growth of 3.5%, confirming the segment's turnaround as a result of the successful execution of the strong expansion strategy of Fiber services. In the sequential comparison, revenues in 2Q21 remained stable (-0.2%).

Revenues from Fiber services are already higher than revenues from legacy services in relation to the previous quarter, accounting for 50% of total Residential revenues. In 2Q21, Fiber revenues accounted for R$ 654 million of the total amount from the Residential segment, while copper revenues accounted for R$ 653 million.

At the end of the period, the Company had 10,253 thousand RGUs in the Residential segment (-2.8% y.o.y. and -1.4% q.o.q.). Fiber RGUs in residential segment showed a growth of 14.6% in the quarter and 121.7% growth in the annual comparison.

FIBER

The Company continued to record strong growth in FTTH network and accesses in 2Q21. The Company closed the quarter with 12.0 million homes passed with fiber (HPs), adding 1.5 million new HPs to its base, averaging over 507 thousand HPs per month in 2Q21.

Even with the continuous expansion of HP's, the Company also presented an increase in take-up rate. In 2Q21, FTTH net adds came to 366 thousand customers (338 thousand in the Residential segment), averaging over 120 thousand new customers per month. Oi closed 2Q21 with around 2.8 million Homes Connected (HCs) to fiber (2.68 million of which in the Residential segment) and a take-up rate of 23.6%. The objective of the fiber plan is to reach a total base take-up rate above 25% in 2024. This was the fifth consecutive quarter that the Company installed more than 350 thousand HPs to its customer base.

The Company monitors the progress of investments in fiber and continues to improve its installation, support, sales and marketing initiatives. The results can be seen in the take-up rates by HP cohort. Vintages with more than one year of installation have already reached 25% in take-up and vintages with over 15 months of installation are already close to 30%. The cohorts in June 2019 (24 months) reached an average take-up rate of 35.3% at the end of 2Q21. The results of the more recent cohorts (2020-2021) continue improving as the learning curve progresses, also supported by a more granular analysis of viable HPs. The cohorts in June, July and August 2020 already reached respectively 28.5%, 26.8% and 25.3% take-up rate in 2Q21 (13, 12 and 11 months after installation).

Fiber ARPU was R$ 87 in 2Q21, up 7.3% over 2Q20 and in line with the previous quarter. The marketing and sale strategy of higher speed plans continues to obtain expressive results and Fiber already accounted for 52% of residential RGUs. As a comparison, in 1Q21 this percentage was approximately 45% and in 2Q20 it was 23%. In 2Q21, 9.6% of Fiber customers had subscribed to broadband plans of 400MB or higher. In this quarter, 16% of new plans sold were for 400MB or higher. Fiber is already available in 148 municipalities across the country. In this universe, Oi's market share is above 25% on average.

Fiber revenues reached R$ 691 million in 2Q21, of which R$ 654 million from residential customers (annual growth of 156.3%) and R$ 37 million from companies (B2B), anual growth of 181.5%. Compared to 1Q21, Fiber revenues grew R$ 99 million, or 16.7%, with an increase of R$ 94 million, or 16.8%, in the residential base.

Fiber revenues already account for 50% of total residential revenues in 2Q21, compared to 20% of the total amount in 2Q20 and 43% in the previous quarter. The fiber project is responsible for the turnaround of residential revenues. Fiber reversed the structural downward trend in residential revenue (due to legacy services) and the segment presented anual revenue growth for the first time in seven years.

The exploration of FTTH opportunities is already a reality, and the Company joined the São Paulo state market this quarter. The Company has 5.2 thousand kilometers of fiber network in the state, and the investment plan is aimed at reaching 400 thousand HPs in 2021 and 2.0 million HPs in 2022.

Legacy (Copper Fixed Voice, Copper Broadband and Others)

Oi closed 2Q21 with 3,302 thousand copper fixed voice customers in the Residential segment (-38.4% y.o.y. and -14.7% q.o.q.). In copper broadband, the Company recorded 1,605 thousand RGUs in the segment, down 14.1% in the quarter and 42,2% lower in the annual comparison.

Demand for copper services continued to decline, as these services have been replaced by mobile services and more advanced technologies in residential services, with lower latency and greater reliability, such as Fiber broadband.

In addition to the decline in demand for legacy products, the Company continues to reduce its commercial focus on these services and accelerating the replacement of copper with fiber. Commercial and financial efforts are geared toward accelerating the FTTH project, maximizing value creation for the Company.

B2B

Table 4 – Net Revenues and RGUs of the B2B segment (Continued Operations)

	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
B2B								
Net Revenues (R$ million)	**882**	**987**	**880**	**-10.6%**	**0.2%**	**1,761**	**2,041**	**-13.7%**
Oi Soluções (Corporate)	**583**	**679**	**588**	**-14.2%**	**-0.8%**	**1,170**	**1,374**	**-14.8%**
IT	95	116	89	-18.2%	7.1%	184	224	-18.0%
Data	283	337	289	-16.2%	-2.0%	571	686	-16.7%
Other	205	225	210	-9.0%	-2.5%	415	464	-10.6%
Small Enterprises	**210**	**209**	**204**	**0.1%**	**2.6%**	**414**	**430**	**-3.9%**
Fiber	36	13	31	181.5%	15.5%	68	24	182.6%
Other	173	197	173	-11.8%	0.3%	346	407	-14.8%
Wholesale Legacy	**89**	**99**	**88**	**-9.4%**	**1.4%**	**177**	**237**	**-25.1%**
Revenue Generating Units (RGU) - ('000)	**3,503**	**3,699**	**3,546**	**-5.3%**	**-1.2%**	**3,503**	**3,699**	**-5.3%**
Fiber	286	109	230	163.5%	24.5%	286	109	163.5%
Copper Voice	2,943	3,202	3,010	-8.1%	-2.2%	2,943	3,202	-8.1%
Copper Broadband	273	389	306	-29.8%	-10.8%	273	389	-29.8%

Net revenues from continued operations in the B2B segment totaled R$ 882 million in 2Q21 (-10.6% y.o.y. and in line with the previous quarter).

The Company closed 2Q21 with 3,503 thousand RGUs in the segment (-5.3% y.o.y. and -1.2% q.o.q.).

Oi Soluções (Corporate)

With the launch of the new brand Oi Soluções, Oi positioned itself as an integrator and a provider of digital solutions for Telecommunications and IT (Information Technology) with customized and consulting services, offering a comprehensive portfolio of ICT (Information and Communication Technology) solutions.

Corporate segment revenues have been greatly impacted by the worsening economic scenario in the country, as a result of the restrictions imposed by the COVID-19 pandemic. In 2Q21, this revenue remained in line with the previous quarter and continues to suffer from the negative impacts caused by the second wave of COVID-19. Once again, Data and Copper legacy revenues were impacted, in particular, by renegotiations of contracts for some companies and governments who requested price reductions. IT revenues, which are the Company's focus for the segment's turnaround, showed sequential growth, but still timid, as the players in this market are waiting for more solid signs of economic recovery to return to investing in their telecom projects.

In 2Q21, net revenues from continued operations in the Oi Soluções (Corporate) segment totaled R$ 583 million (-14.2%% y.o.y. and in line with the previous quarter). IT revenues from continued operations totaled R$ 95 million in 2Q21 (-18.2% y.o.y. and +7.1% q.o.q.). Data revenues totaled R$ 283 million in the quarter (-16.2% y.o.y. and -2.0% q.o.q.). Legacy copper revenues (R$ 205 million) maintained the downward trend, falling 9.0% from 2Q20 and 2.5% quarter-on-quarter.

Small Enterprises

Net revenues from continued operations in the Small Enterprises segment totaled R$ 210 million in 2Q21, in line with 2Q20 and up 2.6% over 1Q21.

For the Small Enterprises segment, the Company's strategy is to maintain its focus on extending penetration of fiber services as a network solution for small businesses. Oi continues to market regional offerings and intensify its sales initiatives together with FTTH.

According to the Strategic Plan for the next three years, the Company will focus on more simplified and attractive offers and services with higher speeds, therefore leveraging ARPU. Oi expects this business model will undergo major transformation due to greater digitalization and analytics. In addition, it will build an partnership ecosystem to offer services dedicated to the retail and small enterprises segments, such as digital marketing, online sales, security, vertical solutions, Oi Expert, and many other products.

Wholesale Legacy

The Wholesale segment is already in the transition phase of the structural separation process. As result, part of its revenue that will be integrate in InfraCo in the future has been allocated to the discontinued operations results. Net revenues from continued operations in the Wholesale segment, which refers to revenues from copper infrastructure that will remain at Nova Oi, totaled R$ 89 million in 2Q21 (-9.4% y.o.y. and +1.4% q.o.q.). The year-on-year decline is related to the migration of customers to speeds faster than those regulated by ANATEL.

Additional Information (Discontinued Operations)

Since the last quarter of 2020, the Company started to disclose the UPIs provided in the Amendment to the JRP as discontinued operations, as they represent assets available for sale. Accordingly, in the previous sections,

in terms of revenue, we sought to provide more details about the continued portion of the revenue that continues in the Company [Nova Oi]. However, in order to facilitate the analysis of the market, in this section we are providing as supplementary information an overview of the Personal Mobility segment, which has now been included in the total revenue from discontinued operations.

Mobility

The Company accumulated R$ 1,509 million in net revenue from the Personal Mobility segment in 2Q21, down 3.7% over 2Q20. In the sequential comparison, net revenues from this segment fell 2.0%. This decline occurred mainly in prepaid, which is still being impacted by the COVID-19 pandemic, even with the resumption of government financial assistance, as current amounts being transferred are lower than the previous year.

In postpaid, the Company increased its customer base to 12,902 thousand, an annual growth of 32.7% and a sequential growth of 8.3%. Postpaid revenue have been showing a positive trend, with a 1.5% increase in relation to 2Q20 and in line with the previous quarter.

Customer revenues [which exclude interconnection and handsets] from the Personal Mobility segment totaled R$ 1,490 million in 2Q21 [-3.8% y.o.y. and -2.0% q.o.q.].

In 2Q21, revenue from network usage totaled R$ 57 million, closing the quarter with a decline of 2.4% over 2Q20 and down 5.2% in relation to 1Q21.

The Company closed 2Q21 with 37,324 thousand RGUs in Personal Mobility, up 9.8% year-on-year, or 3,336 thousand net additions, of which 3,183 thousand were addition in the postpaid segment and 153 thousand were additions in the prepaid segment. In the sequential comparison, the number of additions increased 5.4%, with a 3.9% growth in prepaid and an 8.3% growth in postpaid.

Oi's mobile customer base [Personal Mobility + B2B] totaled 40,333 thousand RGUs, of which 3,010 thousand were in the B2B segment.

Operating Costs and Expenses

Table 5 – Breakdown of Routine Operating Costs and Expenses

R$ million	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
Routine Operating Costs and Expenses								
Brazil	**3,063**	**3,025**	**3,266**	**1.2%**	**-6.2%**	**6,329**	**6,244**	**1.4%**
Personnel	530	535	580	-0.9%	-8.7%	1,110	1,132	-1.9%
Interconnection	97	119	96	-18.5%	1.0%	193	230	-16.0%
Third-Party Services	1,299	1,318	1,326	-1.5%	-2.1%	2,625	2,732	-3.9%
Network Maintenance Service	200	218	206	-8.2%	-2.7%	406	453	-10.3%
Handset Costs/Other [COGS]	16	12	17	27.5%	-3.8%	32	33	-1.7%
Marketing	137	66	102	106.6%	35.2%	239	137	74.7%
Rent and Insurance	662	572	647	15.8%	2.3%	1,310	1,153	13.6%
Provision for Contingencies	31	42	48	-25.8%	-35.3%	79	67	18.6%
Provision for Bad Debt	58	127	70	-54.3%	-17.5%	128	266	-51.6%
Taxes and Other Expenses [Revenues]	32	15	174	109.2%	-81.7%	206	43	384.7%
International Operations	**42**	**160**	**48**	**-73.8%**	**-12.4%**	**90**	**157**	**-43.0%**
Routine OPEX	**3,104**	**3,185**	**3,314**	**-2.5%**	**-6.3%**	**6,419**	**6,401**	**0.3%**

Consolidated operating costs and expenses, including international operations, totaled R$ 3,104 million in 2Q21 (-2.5% y.o.y. and -6.3% q.o.q.).

Routine opex from Brazilian operations amounted to R$ 3,063 million in 2Q21 (-6.2% q.o.q and +1.2% y.o.y.).

As part of its transformation strategic plan, Oi continues to work on fronts related to cost reductions, simplification of operations, efficiency and digital transformation, preparing the Company to be lighter, more agile and focused on the customer's experience after this operational transition phase.

All of these initiatives were reflected in cost efficiency in the main lines that impact the Company's operation, such as Third Party Services and Network Maintenance Services, for example. On the other hand, this reduction was offset by cost increases related to efforts to commercial expansion (in the Marketing and Handset Costs/Others lines), especially in Fiber and Postpaid, in addition to seasonal inflation and FX variations on rental contracts, particularly in infrastructure for Rent and Insurance.

Personnel

Personnel expenses totaled R$ 530 million in 2Q21 (-0.9% y.o.y. and -8.7% q.o.q.). The main reason for the improvement over the previous quarter was the lower provisions for payment of variable compensation linked to the achievement of operational, financial and quality goals for 2021.

Interconnection

Interconnection costs in Brazilian operations amounted to R$ 97 million in 2Q21 (-18.5% y.o.y. and in line with the previous quarter). In the annual comparison, there was a reduction in costs with international roaming, in addition to a drop in traffic for fixed and mobile networks.

Third-party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,299 million in 2Q21 (-1.5% y.o.y. and -2.1% q.o.q.). The Company remains focused on cost reduction initiatives through automation and digitalization, with a direct impact on the Customer Relations and Billing lines, as well as energy efficiency initiatives through the renewable energy matrix. In addition, contract renegotiations also contributed to reducing these costs and expenses, both in the annual and sequential comparisons.

Network Maintenance Services

Network maintenance service costs and expenses totaled R$ 200 million in 2Q21 (-8.2% y.o.y. and -2.7% q.o.q.). This reduction in network maintenance service costs and expenses was the result of three factors: (i) the continuous efforts to increase efficiency in field operations and digitize processes and customer service. The growing use of the virtual technical application for troubleshooting is a great example of cost reduction in this line; (ii) the growth and expansion of Fiber, replacing legacy networks, which are older and deteriorated and require more repair; and (iii) contractual renegotiations with some suppliers, which were also importante to reduce plant maintenance costs.

Handset Costs/Other (COGS)

Handset costs in Brazilian operations totaled R$ 16 million in 2Q21, increasing 27.5% year-on-year and down 3.8% over 1Q21. The increase in the year-on-year comparison was mainly due to the lower volume of handset

sales in 2Q20, when restrictions imposed by the first wave of the COVID-19 pandemic closed the main sales channels last year.

Marketing

Marketing expenses totaled R$ 137 million in 2Q21, increasing 106.6% over the same period in the previous year, since 2Q20 was the quarter most affected by the Covid restrictions and caused the postponement or suspension of advertising campaigns. In the sequential comparison, there was a 35.2% increase in these expenses, mainly impacted by Mother's Day campaigns in mobile segment and Fiber campaigns during 2Q21.

Rent and Insurance

Rent and insurance expenses in Brazilian operations stood at R$ 662 million in 2Q21 (+15.8% y.o.y. and +2.3% q.o.q.). This upturn was mainly due to contractual adjustments by the IGP-M index in tower and equipment rental fees, as well as new expenses with tower rentals and data centers after the sale of these two UPIs. In addition to the aforementioned reasons, the annual increase was also due to the rental capacity of EILD and FX variation on Globenet expenses, which also had a negative impact on rent expenses during this quarter.

Provision for Contingencies

The provision for contingencies in Brazilian operations came to R$ 31 million in 2Q21 (-25.8% y.o.y. and -35.3% q.o.q.). The drop was mainly due to higher provision reversals, mainly tax lawsuit, and a downturn in the number of new lawsuits, especially in tax and strategic civil spheres.

Provision for Bad Debt

The provision for bad debt totaled R$ 58 million in 2Q21 (-54.3% y.o.y. and 17.5% q.o.q.). The year-on-year and quarter-on-quarter drops were concentrated in the retail segment, due to an improvement in collection efforts and a constant decline in delinquency across all products, thanks to continuous improvements in sales and credit analysis processes.

Taxes and Other Expenses

Taxes and other expenses totaled R$ 32 million in 2Q21 (+109.2% y.o.y. and -81.7% q.o.q.). A portion of the annual variation was a result of the increase in provisions for Fistel activation fees arising from the expansion of the mobile customer base.

EBITDA

Table 6 – EBITDA and EBITDA Margin

	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
Oi S.A.								
Routine EBITDA (R$ million)	**1,284**	**1,359**	**1,139**	**-5.5%**	**12.7%**	**2,423**	**2,891**	**-16.2%**
Brazil	**1,271**	**1,464**	**1,128**	**-13.2%**	**12.6%**	**2,399**	**2,946**	**-18.6%**
International Operations	13	-106	11	112.6%	-21.6%	24	-54	144.8%
Routine EBITDA Margin (%)	**29.3%**	**29.9%**	**25.6%**	**-0.6 p.p.**	**3.7 p.p.**	**27.4%**	**31.1%**	**-3.7 p.p.**
Brazil	**29.3%**	**32.6%**	**25.7%**	**-3.3 p.p.**	**3.7 p.p.**	**27.5%**	**32.1%**	**-4.6 p.p.**
International Operations	24.2%	-195.6%	18.7%	219.7 p.p.	5.5 p.p.	21.3%	-52.7%	74.0 p.p.
Non-routine Items (R$ million)	-13	0	1,229	n.m.	n.m.	1,216	367	n.m.
EBITDA (R$ million)	**1,271**	**1,359**	**2,368**	**-6.5%**	**-46.3%**	**3,639**	**3,258**	**11.7%**
Brazil	1,258	1,464	2,357	-14.1%	-46.7%	3,615	3,031	19.3%
International Operations	13	-106	11	-112.6%	21.6%	24	227	-89.3%
EBITDA Margin (%)	29.0%	29.9%	53.2%	-0.9 p.p.	-24.2 p.p.	41.2%	35.1%	6.1 p.p.

Consolidated routine EBITDA totaled R$ 1,284 million in 2Q21 (-5.5% y.o.y. and +12.7% q.o.q.). This decline in the annual comparison is mainly explained by the reduction in revenue, especially in the prepaid mobile segment, which is part of the revenues from discontinued operations, and in the Corporate segment.

Routine EBITDA from Brazilian operations amounted to R$ 1,271 million in 2Q21 (-13.2% y.o.y. and +12.6% q.o.q.). The routine EBITDA margin from Brazilian operations was 29.3%, dropping 3.3 p.p. from 2Q20 and increasing 3.7 p.p. over 1Q21.

Routine EBITDA from international operations (Africa and East Timor) came to R$ 13 million in the quarter, versus a negative R$ 106 million in 2Q20 and R$ 11 million in 1Q21.

Non-routine items in 2Q21 refer mainly to gains from the sale of assets.

Capex

Table 7 – Capex

R$ million	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
Capex								
Brazil	**1,883**	**1,751**	**1,859**	**7.6%**	**1.3%**	**3,742**	**3,531**	**6.0%**
Fiber [1]	1,318	1,121	1,326	17.5%	-0.7%	2,644	2,194	20.5%
Copper	207	195	173	6.4%	19.6%	380	470	-19.1%
DTH	12	17	12	-28.6%	1.4%	24	35	-32.2%
Mobile	203	282	185	-28.1%	9.6%	388	543	-28.5%
B2B	144	136	162	5.8%	-11.6%	306	289	6.0%
International Operations	**13**	**13**	**4**	**-3.9%**	**216.6%**	**17**	**26**	**-36.8%**
Total	**1,896**	**1,764**	**1,863**	**7.5%**	**1.8%**	**3,759**	**3,558**	**5.7%**

(1) Includes Fiber + Wholesale.

The Company's consolidated capex, including international operations, totaled R$ 1,896 million in 2Q21 (+7.5% y.o.y. and +1.8% q.o.q.). Capex in Brazilian operations amounted to R$ 1,883 million in 2Q21 (+7.6% y.o.y. and +1.3% q.o.q.).

Oi's remains focused on its transformation plan in order to continue the expansion of the FTTH network in the country, bringing high-speed broadband to the customers' homes. Investments in Fiber totaled R$ 1,318 million [+17.5% y.o.y. and in line with the previous quarter]. It should be noted that the focus on Fiber investments in the last quarters has already shown results above expectations, being directly responsible for the accelerated operational turnaround process that we are seeing in the residential segment.

Operational Cash Flow (Routine EBITDA – Capex)

Table 8 - Operational Cash Flow

R$ million	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
Oi S.A.								
Routine EBITDA	1,284	1,359	1,139	-5.5%	12.7%	2,423	2,891	-16.2%
Capex	1,896	1,764	1,863	7.5%	1.8%	3,759	3,558	5.7%
Routine Operational Cash Flow [EBITDA - Capex]	**-612**	**-405**	**-724**	**51.0%**	**-15.5%**	**-1,336**	**-666**	**100.5%**

Table 9 - Operational Cash Flow from Brazilian Operations

R$ million	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
Oi S.A.								
Routine EBITDA	1,271	1,464	1,128	-13.2%	12.6%	2,399	2,946	-18.6%
Capex	1,883	1,751	1,859	7.6%	1.3%	3,742	3,531	6.0%
Routine Operational Cash Flow [EBITDA - Capex]	**-613**	**-286**	**-731**	**114.1%**	**-16.2%**	**-1,343**	**-586**	**129.4%**

Consolidated routine operational cash flow [routine EBITDA minus capex] was negative R$ 612 million in 2Q21, while routine operational cash flow from Brazilian operations was negative R$ 613 million. This result is on schedule and reflects the continuity of the FTTH expansion project, which requires heavy investments to ensure the implementation of the Company's transformation plan.

Depreciation/Amortization

Table 10 – Depreciation and Amortization

R$ million	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
Depreciation and Amortization								
Total	**1,015**	**1,725**	**1,172**	**-41.1%**	**-13.4%**	**2,187**	**3,436**	**-36.3%**

Depreciation and amortization expenses totaled R$ 1,015 million in 2Q21 [-41.1% y.o.y. and -13.4% q.o.q.]. The decline in the annual comparison was basically due to the cessation of depreciation and amortization of assets classified as held for sale in December 2020, as required by IFRS standards.

Financial Results

Table 11 – Financial Result (Oi S.A. Consolidated)

R$ million	2Q21	2Q20	1Q21	2021	2020
Oi S.A. Consolidated					
Net Interest (on fin. investments and loans and financing)	-545	-534	-564	-1,110	-1,026
Amortization of fair value adjustment	58	-364	-476	-418	-942
Net FX Result (on fin. investments and loans and financing)	1,924	-669	-1,375	549	-3,326
Other Financial Income / Expenses	-237	-1,559	-1,530	-1,767	-4,308
Net Financial Income (Expenses)	**1,199**	**-3,127**	**-3,945**	**-2,746**	**-9,603**

Oi S.A. recorded consolidated net financial income of R$ 1,199 million in 2Q21, a reversal of the net financial expenses of R$ 3,945 million in 1Q21 and R$ 3,127 million in 2Q20. The reversal in the sequential and annual comparison was mainly due to the recognition of income totaling R$ 1,924 million in "Net FX Result", due to the 12.2% appreciation of the Real against the U.S. Dollar in the quarter, versus a 9.6% and 8.7% depreciation in 1Q21 and 2Q20, respectively. Added to this positive result was the "Amortization of Fair Value Adjustment" item was also impacted by the appreciation of the real against the U.S. dollar in 2Q21. Despite the positive impact from lower accrued interest on loans linked to foreign currency, as a result of the appreciation of the real, "Net Interest" was negatively impacted by the increase in the CDI rate in the period, in addition to interest rates indexed to the IPCA for the Private Debenture disbursement made by InfraCo in the quarter. Finally, the item "Other Financial Income / Expenses" presented financial expenses in the quarter, mainly due to the accounting of fees due in the scope of updating the necessary documents from the approval of the amendment to the PRJ, partially offset by the effect of exchange appreciation on onerous liabilities in the period.

Net Earnings (Loss)

Table 12 – Net Earnings (Loss) (Oi S.A. Consolidated)

R$ million	2Q21	2Q20	1Q21	YoY	QoQ	2021	2020	YoY
Net Earnings (Loss)								
Earnings before interest and taxes (EBIT)	256	-366	1,196	n.m.	n.m.	1,452	-178	-915.4%
Financial Results	**1,199**	**-3,127**	**-3,945**	**n.m.**	**-130.4%**	**-2,746**	**-9,603**	**n.m.**
Income Tax and Social Contribution	**-315**	**-1**	**-293**	**n.m.**	**n.m.**	**-608**	**33**	**n.m.**
Consolidated Net Income (Loss)	**1,139**	**-3,493**	**-3,042**	**-132.6%**	**-137.5%**	**-1,902**	**-9,747**	**n.m.**
attributable to owners of the Company	1,139	-3,409	-3,038	-133.4%	-137.5%	-1,899	-9,689	n.m.
attributable to non-controlling interests	0	-84	-4	n.m.	-106.3%	-4	-58	n.m.

The Company's operating earnings (loss) before the financial result and taxes (EBIT) came to earnings of R$ 256 million in 2Q21, versus a loss of R$ 366 million in 2Q20 and earnings of R$ 1.196 million in 1Q21. The Company recorded net financial earnings of R$ 1,199 million and a negative expense of R$ 315 million in the Income Tax and Social Contribution line, resulting in consolidated net earnings of R$ 1,139 million in the period.

Debt and Liquidity

Table 13 – Debt

R$ Million	Jun/21	Jun/20	Mar/21	% Gross Debt
Debt				
Short Term	6,401	454	4,180	22.0%
Long Term	22,715	25,661	24,020	78.0%
Total Debt	**29,116**	**26,115**	**28,199**	**100.0%**
Local Currency Exposure	12,418	9,108	9,673	42.7%
Foreign Currency Exposure	16,669	17,007	18,534	57.3%
Swaps	29	0	-7	0.1%
[-] Cash	-3,421	-6,073	-3,027	-11.7%
[=] Net Debt	**25,695**	**20,043**	**25,172**	**88.3%**

Oi S.A. closed 2Q21 with consolidated gross debt of R$ 29,116 million, up 3.3%, or R$ 917 million, over 1Q21 and 11.5% higher, or R$ 3,001 million, year-on-year. The quarter-on-quarter and year-on-year increases were mainly due to the issue of private debentures by InfraCo, in the amount of R$ 2.5 billion, which must be prepaid in the event of a cash-in from resources arising from the sale of this company's controlling stake. There were also the usual effects of interest accrual and amortization of the present value adjustment, which have contributed to increasing debt with every passing quarter. It is worth noting that in both periods, the real appreciated against the U.S. dollar, by 12.2% and 8.7%, respectively, partially offsetting the new disbursement and interest accrual in the quarter and in the year. At the end of June, debt in foreign currency accounted for 59.7% of fair value debt. The consolidated average debt duration remained at approximately 9 years in the quarter.

The consolidated cash position was R$ 3,421 million in 2Q21, increasing 13% quarter-on-quarter and declining 43.7% year-on-year. As a result, net debt totaled R$ 25,695 million in 2Q21, 2.1% higher than in 1Q21 and 28.2% higher than in 2Q20. The increase in net debt, quarter-on-quarter and year-on-year, was mainly due to the continued high Capex in the period. The annual increase was also due to payment of non-recurring obligations in the period, such as the obligations foreseen in the Judicial Reorganization Plan with suppliers and interest on the 2025 Bond.

Table 14 – Gross Debt Breakdown

R$ Million

Gross Debt Breakdown - 2Q21	Face Value	Fair Value Adjustment	Fair Value
BNDES	4,411	-	4,411
Local Banks	9,462	(4,012)	5,450
ECAs	8,572	(4,626)	3,946
Qualified Bonds	8,663	(684)	7,980
Facility "Non Qualified"	491	(137)	354
General Offering	5,647	(4,662)	985
Debts after RJ	6,016	-	6,016
Other	(25)	-	(25)
Total Gross Debt	**43,237**	**(14,121)**	**29,116**

Table 15 – Cash Position (Brazilian Operations)

R$ Million

1Q21 Cash Position	3,027
Routine EBITDA	1,271
IFRS16	-486
Capex	-1,883
Working capital	-314
Onerous liability	-326
Judicial Deposits + Taxes	46
InfraCo Debenture	2,500
Financial operations	-705
Non Core	291
2Q21 Cash Position	**3,421**

Additional Information

Table 16 – Income Statement (Oi S.A. Consolidated)

R$ million	2Q21	2Q20	1Q21	2021	2020
Net Operating Revenues	**4,389**	**4,544**	**4,453**	**8,842**	**9,292**
Operating Costs and Expenses	**-3,118**	**-3,185**	**-2,085**	**-5,203**	**-6,034**
Personnel	-544	-547	-592	-1,136	-1,156
Interconnection	-98	-120	-97	-195	-232
Third-Party Services	-1,314	-1,334	-1,341	-2,654	-2,763
Network Maintenance Service	-201	-219	-206	-407	-453
Handset Costs/Other (COGS)	-19	-17	-19	-38	-40
Marketing	-138	-67	-102	-240	-138
Rent and Insurance	-668	-577	-651	-1,320	-1,161
Provision for Contingencies	-31	-41	-48	-79	-63
Provision for Bad Debt	-58	-127	-71	-129	-266
Taxes and Other Revenues (Expenses)	-47	-135	1,042	995	239
EBITDA	**1,271**	**1,359**	**2,368**	**3,639**	**3,258**
Margin %	29.0%	29.9%	53.2%	41.2%	35.1%
Depreciation and Amortization	-1,015	-1,725	-1,172	-2,187	-3,436
EBIT	**256**	**-366**	**1,196**	**1,452**	**-178**
Financial Expenses	1,159	-3,237	-4,130	-2,971	-10,303
Financial Income	40	110	185	225	700
Net Earnings (Loss) Before Tax and Social Contribution	**1,454**	**-3,493**	**-2,748**	**-1,294**	**-9,781**
Income Tax and Social Contribution	-315	-1	-293	-608	33
Consolidated Net Earnings (Loss)	**1,139**	**-3,493**	**-3,042**	**-1,902**	**-9,747**
Margin %	26.0%	-76.9%	-78.8%	-21.5%	-104.9%
Profit (Loss) attributed to the controlling shareholders	1,139	-3,409	-3,038	-1,899	-9,689
Profit (Loss) attributed to the non-controlling shareholders	0	-84	-4	-4	-58

Table 17 – Balance Sheet (Oi S.A. Consolidated)

R$ million	06/30/2021	03/31/2021	06/30/2020
TOTAL ASSETS	**74,894**	**72,952**	**73,152**
Current	**14,301**	**14,598**	**19,176**
Cash and cash equivalents	1,976	2,823	5,851
Financial investments	1,435	194	189
Derivatives	0	16	0
Accounts Receivable	5,258	4,866	6,437
Inventories	444	430	309
Recoverable Taxes	366	396	484
Other Taxes	1,252	1,515	1,637
Assets in Escrow	1,165	1,737	1,472
Held-for-sale Assets	108	115	510
Other Current Assets	2,296	2,505	2,287
Non-Current Assets	**60,594**	**58,354**	**53,976**
Long Term	11,030	11,518	9,786
.Recoverable and Deferred Taxes	3,671	3,671	123
.Other Taxes	1,341	1,647	2,353
.Financial investments	10	10	33
.Assets in Escrow	4,807	4,902	6,275
.Other	1,201	1,288	1,002
Investments	113	125	122
Property Plant and Equipment	45,283	42,238	40,424
Intagible Assets	4,168	4,473	3,644

TOTAL LIABILITIES	**74,894**	**72,952**	**73,152**
Current	**18,876**	**16,674**	**11,915**
Suppliers	5,111	4,895	4,340
Leases	1,941	1,716	1,632
Loans and Financing	6,372	4,187	454
Credit Assignment - Sistel	197	197	0
Financial Instruments	37	7	0
Payroll and Related Accruals	709	939	810
Provisions	546	823	693
Payable Taxes	11	55	39
Other Taxes	1,829	1,815	1,766
Dividends Payable	20	21	6
Liabilities associated to held-for-sale assets	30	35	171
Authorizations and Concessions Payable	54	102	67
Other Accounts Payable	2,020	1,883	1,936
Non-Current Liabilities	**50,142**	**51,535**	**53,074**
Suppliers	3,453	3,769	3,780
Leases	8,081	6,940	7,110
Loans and Financing	22,715	24,020	25,661
Credit Assignment - Sistel	82	131	0
Payable and Deferred Taxes	588	288	0
Other Taxes	1,318	1,320	1,247
Contingency Provisions	4,904	5,021	4,713
Pension Fund Provision	752	728	658
Other Accounts Payable	8,248	9,317	9,904
Shareholders' Equity	**5,876**	**4,743**	**8,164**

Table 18 – Income Statement Reconciliation (Oi S.A. – Continued Operations)

For accounting purposes, the UPIs set forth in the Amendment to the Judicial Reorganization Plan (Mobile Asset UPI, InfraCo UPI, TVCo UPI and Data Center UPI) were classified as discontinued operations, as they represent assets available for sale. Accordingly, following accounting rules, the Financial Statements presented in the Quarterly Information (ITR) refer only to the Company's continued operations.

To facilitate the analysis of the evolution of the Company's results, in line with the information usually disclosed in previous years, the table below presents a restatement of the consolidated information, which comprises the sum of the results from continued and discontinued operations. For comparison purposes, this Press Release uses the consolidated information in its analysis. For more information, please refer to note 30 of the Quarterly Information (ITR).

It is worth noting that the result of continued operations considers the businesses that will be sold not to be part of the result of the operations on the reporting dates, as it segregates the result of the UPIs that will be sold, and should not be used as an approximation of the Company's results after the completion of the sale of the UPIs, since this statement is an accounting document and does not consider all the changes that will happen in the Company's operation and business during its ongoing transformation process.

R$ million	2Q21		
	Consolidated	Discontinued Operations	Continued Operations
Net Operating Revenues	**4,389**	**2,154**	**2,235**
Operating Costs and Expenses	**-3,118**	**-1,425**	**-1,693**
Personnel	-544	-141	-403
Interconnection	-98	-58	-40
Third-Party Services	-1,314	-624	-690
Network Maintenance Service	-201	-95	-106
Handset Costs/Other (COGS)	-19	-18	0
Marketing	-138	-12	-126
Rent and Insurance	-668	-340	-328
Provision for Contingencies	-31	0	-31
Provision for Bad Debt	-58	-37	-21
Taxes and Other Revenues (Expenses)	-47	-99	52
EBITDA	**1,271**	**729**	**542**
Margin %	29.0%	33.8%	24.3%
Depreciation and Amortization	-1,015	-296	-720
EBIT	**256**	**433**	**-177**
Financial Income	40	9	31
Financial Expenses	1,159	-157	1,316
Net Earnings (Loss) Before Tax and Social Contribution	**1,454**	**285**	**1,169**
Income Tax and Social Contribution	-315	-314	-1
Consolidated Net Earnings (Loss)	**1,139**	**-29**	**1,168**

Subsequent Events

- On July 7, 2021, the Company released a material fact announcing to its shareholders and the market in general that, on this date, a bid hearing was held at the Judicial Reorganization Court for the opening of closed proposals submitted under the competitive procurement procedure for the partial sale of the UPI InfraCo. During the bid hearing, only one closed proposal was submitted for the partial acquisition of UPI InfraCo, which was presented jointly by Globenet Cabos Submarinos S.A. and BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia. Since only one closed proposal was submitted for the partial acquisition of the UPI InfraCo, the Judicial Reorganization Court approved the Bidders' proposal as the winner of the competitive procurement procedure for the partial sale of the UPI InfraCo after the favorable manifestation of the Government Attorney's Office of the State of Rio de Janeiro and of the Judicial Administrator.

- On July 19, 2021, the Company released a material fact announcing to its shareholders and the market in general its Strategic Plan for the 2022-2024, focusing on the transformation of the New Oi, and with the approval of the winning proposals in the competitive processes for the sale of the main UPIs and considering the structural separation provided for in the Amendment to the Judicial Reorganization Plan ratified by the 7th Corporate Court of the State of Rio de Janeiro on October 5, 2020. With the guidelines of its Strategic Plan, the Company will pursue a sustainable business model through (i) the acceleration of revenues from the core businesses and implementation of new sources of revenue, (ii) the readjustment of its structure costs, (iii) the equation of the concession and (iv) the development of the InfraCo, with the objective of being a leader in digital solutions and fiber optic connections that improve people's life and companies across the country.

- On July 30, 2021, the Company released a material fact announcing to its shareholders and the market in general (ii) the settlement of the subscription and receipt of the units note, comprised by senior notes issued by its wholly-owned subsidiary Oi Movel, with real guarantees provided by Oi Móvel and the Company, in the total amount of USD 880 million and half-yearly interest payments of 8.750% per annum; and (ii) the full amortization of the 1st debentures issue of Oi Móvel, which would mature in January 2022, in the principal amount of R$ 2.5 billion (including interest and taxes).

- On July 30, 2021, the Company released a material fact announcing to its shareholders and the market in general the settlement of the subscription and receipt of the 2nd issue of secured non-convertible debentures with additional secured guarantee, in a single series for private placement, by its wholly-owned subsidiary Oi Movel, in the total amount of R$ 2,000,000,000.00.

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly held company, must notify the Securities and Exchange Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its shares, or of rights over those shares or other securities that it has issued.

Table 19 – Shares of the Company's Capital Stock

	Capital	Treasury	Free-Float[1]
Common	6,440,496,850	644,020,099	5,795,724,240
Preferred	157,727,241	1,811,755	155,915,485
Total	**6,598,224,091**	**645,831,854**	**5,951,639,725**

Shareholding position as of 6/30/2021.
(1) The outstanding shares do not consider treasury shares of the shares held by the Board of Directors and by the Executive Board.

Please note

The main tables in this Earnings Release will be available in Excel format in the "Financial Information/Quarterly Reports" section of the Company's website (https://ri.oi.com.br/en/).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company's website: https://ri.oi.com.br/en/glossary/

DISCLAIMER

Rio de Janeiro, August 11, 2021. This report includes consolidated financial and operating information for Oi S.A. - Under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") and its direct and indirect subsidiaries as of March 31, 2020. In compliance with CVM instructions, the information is presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as "projects", "estimates", "anticipates", "expects", "plans", "hopes" and so on is intended to indicate possible trends and forward-looking statements, which, clearly, involve uncertainty and risk, so that future results may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry conditions, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br